September 18, 2012

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:      BlackRock Credit Allocation Income Trust IV (the “Fund”)

Dear Mr. Ganley:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Fund hereby requests acceleration of the Joint Proxy Statement/Prospectus on Form N-14 filed on August 9, 2012 and amended as of September 18, 2012 (Nos. 333-183169 and 811-21972) so that it may become effective by 4:00 p.m. on September 18, 2012 or as soon thereafter as is reasonably practicable.

Very truly yours,

BlackRock Credit Allocation Income Trust IV

By: /s/ Janey Ahn

       Name: Janey Ahn

       Title: Secretary

1

VIA EDGAR

John Ganley, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Credit Allocation Income Trust IV
N-14 Registration Statement

Dear Mr. Ganley:

We received your oral comments on September 10, 2012 to the Joint Proxy Statement/Prospectus on Form N-14 filed on August 9, 2012 (Nos. 333-183169 and 811-21972) (the “Registration Statement”) pursuant to the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 regarding the reorganization (“Reorganization”) of BlackRock Credit Allocation Income Trust I, Inc. (“PSW”), BlackRock Credit Allocation Income Trust II, Inc. (“PSY”) and BlackRock Credit Allocation Income Trust III (“BPP”) into BlackRock Credit Allocation Income Trust IV (“BTZ” and collectively, the “Funds”).

The Funds have considered your comments and have authorized us to make the responses and changes discussed below to the Joint Proxy Statement/Prospectus on the Funds’ behalf. These changes have been reflected in Pre-Effective Amendment No. 1 to the Funds’ Joint Proxy Statement/Prospectus, which accompanies this letter and is marked to show the changes made in response to your comments, as well as other changes made to the Joint Proxy Statement/Prospectus since the initial filing. All changes were conformed throughout the Registration Statement, where applicable.

Securities and Exchange Commission

September 18, 2012

For ease of reference, we have included your comments below followed by our responses. All capitalized terms not defined herein are defined in the Registration Statement. All page numbers referenced in this letter are page numbers in the Form N-14 as filed on August 9, 2012.

Comments

Comment 1: General Comment.

Please clarify the sentence in the N-14 that says “Neither the Funds nor the Investment Advisor will pay any expenses of shareholders arising out of or in connection with the Reorganizations” to distinguish these types of expenses from the expenses of the Funds.

Response: This sentence has been revised to state as follows:

Neither the Funds nor the Investment Advisor will pay any expenses of shareholders arising out of or in connection with the Reorganizations (e.g., expenses incurred by the shareholder as a result of attending the shareholder meeting, voting on the Reorganizations or other action taken by the shareholder in connection with the Reorganizations).

Comment 2: General Comment.

In the first bullet point of the factors considered by the Funds’ Boards in approving the Reorganizations on page 1 and 31, which states “potential for improved economies of scale and a lower total expense ratio”, please include disclosure regarding the expense reductions.

Response: The following disclosure has been added immediately following the first factor:

The Funds estimate that the completion of all of the Reorganizations would result in a Total Expense Ratio for the Combined Fund of 1.12% on a historical and pro forma basis for the 12-month period ended April 30, 2012, representing a reduction in the Total Expense Ratio for PSW, PSY, BPP, and BTZ of 0.08%, 0.05%, 0.01% and 0.05%, respectively, as a percentage of average net assets attributable to common shares. However, based on projected expense information, PSY shareholders are not expected to experience significant expense savings, if any, as a result of the Reorganizations. However, it is anticipated that shareholders of each Fund may benefit from certain potential intangible benefits associated

Securities and Exchange Commission

September 18, 2012

with the Reorganizations (including as a result of the Combined Fund’s larger size) as more fully discussed herein. There can be no assurance that future expenses will not increase or that any expense savings will be realized. Moreover, the level of expense savings will vary depending on the combination of the proposed Reorganizations.

Comment 3: General Comment.

Please provide an analysis on why BlackRock Credit Allocation Income Trust IV (BTZ) is the appropriate accounting survivor.

Response: In North American Security Trust (available August 5, 1994), the SEC staff set forth five attributes that it compares when determining the accounting and performance survivor in a business combination involving investment companies: the funds’ (1) investment advisers; (2) investment objectives, policies, and restrictions; (3) expense structures and expense ratios; (4) asset size; and (5) portfolio composition. An analysis of these five factors indicates that BTZ was properly selected as the accounting and performance survivor following the Reorganizations.

1.	First, we note that the Funds have the same investment adviser, BlackRock Advisors, LLC.

2.	Second, the Funds have substantially similar investment objectives, policies and restrictions. The Combined Fund will continue to use the same investment objectives, policies and restrictions employed by BTZ. The primary investment objective of PSW is to provide common shareholders with high current income. The primary investment objective of PSY is to provide common shareholders with current income. The secondary investment objective of each of PSW and PSY is to provide common shareholders with capital appreciation. The investment objective of BPP is to seek high current income consistent with capital preservation. Finally, the investment objective of BTZ is to seek current income, current gains and capital appreciation. Each of the Funds, under normal market conditions, seeks to achieve its investment objective(s) by investing at least 80% of its assets in credit-related securities, including, but not limited to, investment grade corporate bonds, high yield bonds (commonly referred to as “junk” bonds), bank loans, preferred securities or convertible bonds or derivatives with economic characteristics similar to these credit-related securities. Each Fund may invest, under normal marketing conditions, without limitation in securities rated below investment grade at the time of purchase.

Securities and Exchange Commission

September 18, 2012

3.	Third, the Combined Fund will maintain the current expense structure of BTZ (except for the investment management fee as noted below) and the Combined Fund’s expense ratio will reflect this expense structure. See the revised Expense Table in our response to Comment 4 for information about the expenses of each Fund and the pro forma expenses of the Combined Fund.

o	Assuming the Reorganizations had occurred on a historical and pro forma basis for the 12-month period ended April 30, 2012, the Combined Fund would have lower total expenses as a result of the Reorganizations than those of each of the Funds. However, based on projected expense information, PSY shareholders are not expected to experience significant expense savings, if any, as a result of the Reorganizations.

o

Each Fund pays a single management fee for services provided by BlackRock Advisors, LLC. PSW and PSY each pays BlackRock Advisors, LLC a monthly management fee of 0.60% based on an aggregate of (i) the Fund’s average daily Net Assets[1] and (ii) the proceeds of any outstanding debt securities or borrowings used for leverage. BPP and BTZ each pays BlackRock Advisors, LLC a monthly management fee of 0.65% based on the Fund’s average weekly Managed Assets.[2]

o	If any of the Reorganizations are approved and consummated, the Combined Fund will pay BlackRock Advisors, LLC a monthly fee at an annual rate of 0.62% of the Combined Fund’s average weekly Managed Assets.

o	BlackRock Financial Management, Inc. acts as the sub-advisor for each Fund and BlackRock Investment Management, LLC also acts as the sub-advisor for BTZ. BlackRock Advisors, LLC and each Fund has entered into a separate sub-advisory agreement with each Sub-Advisor under which the BlackRock Advisors, LLC pays the Sub-Advisor for services it provides, a monthly fee that is a percentage of the investment advisory fees paid by each Fund to BlackRock Advisors, LLC.

[1]

“Net Assets” means the total assets of the Fund minus the sum of the accrued liabilities. The liquidation preference of any outstanding preferred stock (other than accumulated dividends) is not considered a liability in determining the Fund’s Net Asset Value.

[2]	‘‘Managed Assets’’ means the total assets of the Fund minus the sum of the accrued liabilities (other than the aggregate indebtedness constituting financial leverage).

Securities and Exchange Commission

September 18, 2012

4.	Fourth, BTZ has the largest asset size of the Funds. BTZ is 80% larger than PSW, 36% larger than PSY and 70% larger than BPP. As of April 30, 2012, PSW had $154.5 million in managed assets, PSY had $656 million in managed assets, BPP had $304.7 million in managed assets and BTZ had $1,030.3 million in managed assets.

5.	Finally, while the Funds have some differences among their investment objectives, policies and restrictions, the portfolio management teams responsible for the Funds are the same and manage the Funds in a substantially similar fashion as evidenced by the high degree of security and issuer overlap amongst the Funds. As of April 30, 2012, over 90% of the portfolio securities held by PSW, PSY, BPP were held by BTZ and the weighting of securities, relative to the overall portfolio, are substantially similar.

Comment 4: Expense Table for Shareholders on page 29.

In the Expense Table for Shareholders on page 29, please remove the Total Annual Fund Operating Expenses (Excluding Interest Expense) item from the Expense Table and insert it as a footnote to the table.

Response: This comment has been reflected in the Expense Table. See revised Expense Table below.

Securities and Exchange Commission

September 18, 2012

	PSW	PSY	BPP	BTZ	Pro Forma Combined Fund (a) (All Funds)	Pro Forma Combined Fund (a) (PSY & BTZ)	Pro Forma Combined Fund (a) (PSW, BPP & BTZ)
Shareholder Transaction Expenses
Maximum Sales Load (as a percentage of the offering price) imposed on purchases of common shares (b)	None	None	None	None	None	None	None
Dividend Reinvestment and Cash Purchase Plan Fees	None	None	None	None	None	None	None

Annual Total Expenses (as a percentage of a attributable to common shares)
Investment Management Fees	0.83%	0.85%	0.87%	0.90%	0.86%	0.87%	0.86%
Other Expenses (c)	0.21%	0.17%	0.14%	0.13%	0.12%	0.12%	0.11%
Interest Expense	0.16%	0.15%	0.12%	0.14%	0.14%	0.15%	0.14%
Total Annual Fund Operating Expenses(d)	1.20%	1.17%	1.13%	1.17%	1.12%	1.14%	1.11%

(a)	Assumes the Reorganization(s) had taken place on April 30, 2012.
(b)	No sales load will be charged in connection with the issuance of the Acquiring Fund Shares as part of the Reorganizations. Common shares are not available for purchase from the Funds but may be purchased on the NYSE through a broker-dealer subject to individually negotiated commission rates. Common shares purchased in the secondary market may be subject to brokerage commissions or other charges.
(c)	Includes non-recurring expenses relating to professional services.
(d)	For the 12-month period ended April 30, 2012, the Total Expense Ratios Excluding Interest Expense of PSW, PSY, BPP, and BTZ were 1.04%, 1.02%, 1.01% and 1.03%, respectively. The Funds estimate that on a historical and pro forma basis for the 12-month period ended April 30, 2012, the completion of all of the Reorganizations would result in a Total Expense Ratio Excluding Interest Expense for the Combined Fund of 0.98%, the Reorganizations of only PSY and BTZ would result in a Total Expense Ratio Excluding Interest Expense for the Combined Fund of 0.99%, and the Reorganizations of only PSW, BPP, and BTZ would result in a Total Expense Ratio Excluding Interest Expense for the Combined Fund of 0.97%.

Comment 5: Note 5 to the Pro Forma Condensed Combined Financial Statements in Appendix B

Please include the expiration date and the amount of the capital loss carryforwards for each Fund in Note 5 to the Pro Forma Condensed Combined Financial Statements in Appendix B.

Securities and Exchange Commission

September 18, 2012

Response: The following table has been included in Note 5 to the Pro Forma Condensed Combined Financial Statements in Appendix B:

Expiration	Capital Loss Amount
	BTZ	BPP	PSY	PSW
10/31/2013	—	—	(17,911,331)	(5,058,900)
10/31/2014	—	—	(12,145,117)	(8,481,628)
10/31/2015	(44,682,537)	(16,673,715)	(19,582,978)	(6,724,694)
10/31/2016	(113,355,213)	(58,197,929)	(140,413,242)	(40,232,230)
10/31/2017	(223,939,227)	(108,996,120)	(194,970,854)	(55,825,534)
10/31/2018	(15,223,841)	(15,245,888)	(37,285,625)	(4,498,024)
10/31/2019	(10,353,275)	(2,683,880)	(11,730,113)	(2,118,889)

	(407,554,093)	(201,797,532)	(434,039,260)	(122,939,899)

*	The Funds anticipate that approximately $803 million of capital loss carryforwards will be lost/forfeited as a result of the tax loss limitation rules described above. No assurances can be given, however, that this estimate will be correct and the actual amount of forfeited capital loss carryforwards could be higher or lower than such estimate, depending on the circumstances. The Funds believe that the potential loss of capital loss carryforwards as a result of the Reorganizations is not a material factor in evaluating the Reorganizations in light of several factors, including (1) the difficulty of projecting the likelihood of utilization of some or all of the capital loss carryforwards prior to their expiration, and (2) the potentially limited opportunity for capital gains in light of the Funds’ investment policy of investing primarily in debt securities and instruments.

Comment 6: Part C of the Registration Statement.

Please include in Item 17 of Part C of the Registration Statement an undertaking by the registrant to file, by post-effective amendment, no later than the closing date of the Reorganizations, opinions of counsel regarding the legality of the securities being offered pursuant to this Registration Statement that are not qualified by the assumption that the required shareholder approval for the issuance of such securities will be obtained.

Response: This comment has been reflected as (4) in Item 17 of Part C of the Registration Statement. See below.

(4)	The undersigned Registrant agrees to file, by post-effective amendment, no later than the closing date of the Reorganizations, opinions of counsel regarding the legality of the securities being offered pursuant to this Registration Statement that are not qualified by the assumption that the required shareholder approval for the issuance of such securities will be obtained.

Securities and Exchange Commission

September 18, 2012

If you have any questions or comments or require any additional information in connection with the above, please telephone me at (617) 573-4814 or George Ching at (212) 735-3637.

Very truly yours,

  /s/ Thomas A. Decapo

Thomas A. Decapo

cc: George Ching